BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





BAA

09 March 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL



05006613

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Sarah Hunter
Head of Investor Relations

pp

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 March 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Embargoed until 0700 hrs Wednesday 9 March 2005

BAA announces February 2005 traffic increase

BAA's UK airports handled 9.6 million passengers in February, an increase of 0.8% over the same month last year. The underlying trend is distorted by the additional leap year day in 2004. Stripped of the extra day, the underlying increase for February 2005 is 4.8%.

On the same like-for-like basis, excluding the extra day in 2004, key markets performed well. The strongest growth was on Other Long Haul routes where traffic increased 9.5% while North Atlantic markets added 5.1%. Low cost travel continued to benefit Irish and European scheduled routes with Irish traffic growing 8.6% and European scheduled traffic rising 5.4%. Domestic traffic grew 1.3% while European charter traffic continued to decline, falling 4.4% against the previous year.

On a like-for-like basis, Heathrow was up 3.3%, while Gatwick's strong scheduled markets offset the weak European charter market to provide an overall increase of 9.5%. Stansted rose by 4.0% and Southampton by 2.2%.

In Scotland like-for-like results showed strong scheduled traffic offset weak charter markets to give an overall increase of 4.3%. Glasgow's like-for-like result was 3.7% higher, while Edinburgh was up 3.2% and Aberdeen up 9.8%.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



In total, air transport movements at BAA airports increased 3.1% on a like-for-like basis (0.1% lower when compared against a 29 day February 2004), while cargo tonnage increased 1.3% (2.7% lower against a 29 day February 2004).

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Samantha Bateman, BAA plc**
tel + 44 (0)20 7932 6654

City enquiries: **Sarah Hunter, BAA plc**
tel + 44 (0)20 7932 6692

BAA Traffic Summary : February 2005

Terminal Passengers (000s)	Month	28 day % Change*	29 day % Change*	Fin year to date: Apr 04 to Feb 05	% Change**	12 months to Feb 05	% Change***
Heathrow	4,753.6	3.3	-0.7	61,946.0	5.6	67,373.3	6.1
Gatwick	2,003.7	9.5	4.6	29,528.1	6.1	31,676.5	5.7
Stansted	1,461.0	4.0	0.2	19,410.3	9.4	21,022.4	10.2
London Area Total	**8,218.2**	**4.9**	**0.7**	**110,884.5**	**6.4**	**120,072.1**	**6.7**
Southampton	109.1	2.2	-0.6	1,417.9	13.3	1,536.1	16.8
Glasgow	506.9	3.7	0.3	8,009.5	6.2	8,597.2	6.1
Edinburgh	566.4	3.2	-0.1	7,374.9	6.7	8,022.9	6.9
Aberdeen	189.9	9.8	7.2	2,461.8	6.2	2,672.7	6.4
Scottish Total	**1,263.1**	**4.3**	**1.1**	**17,846.2**	**6.4**	**19,292.8**	**6.5**
BAA Total	**9,590.5**	**4.8**	**0.8**	**130,148.6**	**6.5**	**140,901.0**	**6.8**

Air Transport Movements	Month	28 day % Change*	29 day % Change*	Fin year to date: Apr 04 to Feb 05	% Change**	12 months to Feb 05	% Change***
Heathrow	35,723	0.5	-3.0	429,926	2.4	469,544	2.5
Gatwick	17,139	7.6	3.6	225,434	4.4	243,216	3.8
Stansted	12,499	-1.9	-5.1	162,378	2.6	176,897	2.9
London Area Total	**65,361**	**1.8**	**-1.8**	**817,738**	**3.0**	**889,657**	**2.9**
Southampton	2,896	6.9	4.2	34,645	8.5	37,697	10.5
Glasgow	6,534	6.0	3.2	86,176	5.5	93,309	5.4
Edinburgh	8,685	3.1	0.4	103,016	5.2	112,580	5.6
Aberdeen	6,577	13.5	11.6	76,730	6.5	83,645	6.7
Scottish Total	**21,796**	**6.9**	**4.4**	**265,922**	**5.7**	**289,534**	**5.8**
BAA Total	**90,053**	**3.1**	**-0.1**	**1,118,305**	**3.8**	**1,216,888**	**3.8**

Cargo (Metric Tonnes)	Month	28 day % Change*	29 day % Change*	Fin year to date: Apr 04 to Feb 05	% Change**	12 months to Feb 05	% Change***
Heathrow	99,555	2.4	-1.9	1,214,142	9.4	1,328,199	8.7
Gatwick	17,635	-2.5	-6.4	196,245	-2.8	217,115	-2.5
Stansted	17,539	-3.6	-6.3	207,521	11.1	228,449	11.7
London Area Total	**134,729**	**0.9**	**-3.1**	**1,617,908**	**8.0**	**1,773,763**	**7.6**
Southampton	17	-19.0	-19.0	242	-17.4	266	-16.4
Glasgow	545	58.0	48.5	8,075	50.8	8,494	51.9
Edinburgh	2,392	14.6	13.7	25,670	8.9	27,980	10.2
Aberdeen	310	17.0	15.7	3,506	9.0	3,823	9.2
Scottish Total	**3,247**	**20.4**	**18.5**	**37,251**	**15.9**	**40,297**	**16.8**
BAA Total	**137,993**	**1.3**	**-2.7**	**1,655,401**	**8.1**	**1,814,326**	**7.8**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of February 2004

** compared to the eleven months April to February 2004

*** compared to the twelve months to February 2004

Market Comparison: February 2005

Market	*BAA Total Feb 04 (000s)*	*BAA Total Feb 05 (000s)*	*28 day % Change*	*29 day % Change*
Domestic	1,990	1,953	1.3	-1.8
Eire	474	496	8.6	4.6
European Scheduled	3,714	3,769	5.4	1.5
European Charter*	598	538	-4.4	-10.0
North Atlantic	1,130	1,140	5.1	0.9
Other Long Haul	1,611	1,694	9.5	5.1
Total	**9,518**	**9,591**	**4.8**	**0.8**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.